INVESTING IN FOREIGN EXCHANGE

Filed Pursuant to Rule 433

Registration No. 333-169119

May 27, 2011

The highly dynamic environment of today’s financial markets creates new opportunities and challenges for investors. As a result, investors are looking for innovative ideas and creative solutions to mitigate risk and maximize return on their portfolios. A growing number of investors are seeking different, sophisticated strategies that could help them meet their financial goals. There is an increasing need for efficient financial products that may allow investors to realize higher yields, reduce their risk exposure and gain access to a wider range of asset classes, such as international equities, commodities, foreign currencies and various market indices. Due to this growing need, structured investments (“Structured Investments”) have become a key driver in today’s global markets. Any investment in Structured Investments may involve risks all investors should be aware of when making an investment decision. Please see “Certain Risk Considerations” in this presentation.

Structured Investments can help investors meet their specific financial goals and provide greater diversification* to their investment portfolios. Structured Investments encompass a variety of structures and terms. The most typical are structured notes and structured certificates of deposit, which consist of a debt security and a bank deposit, respectively, linked to the performance of a reference asset (equity, equity index, commodity, commodity index, foreign currency or foreign currency index). Among the variety of structures available, Structured Investments linked to the performance of foreign currencies aim to help investors achieve the following primary objectives: minimize the loss of principal, provide exposure to various foreign currencies (e.g. Structured Investments linked to the performance of a basket of currencies) or participate in potential for enhanced returns (e.g. enhanced participation currency-linked Structured Investments).

* Diversification does not protect against loss.

INVESTING IN FOREIGN EXCHANGE

What is the Foreign Exchange Market and how can one invest in it?

The Foreign Exchange (“FX”) Market is the market in which individual currencies are exchanged with other currencies at a given ratio, otherwise known as the “exchange rate.” For example, the euro might be exchanged with the US dollar at an exchange rate of 1.35 US dollars per euro. Currencies can be traded over the counter, on electronic exchanges or through other means. Daily turnover in traditional foreign exchange instruments is enormous, averaging about $3.2 trillion* per day. There are approximately 35 currencies that are freely traded with reasonable liquidity.

One can invest in the FX market in a variety of ways, both directly and indirectly. Examples of direct investments in currencies include the outright purchase of currencies, the purchase of foreign currency denominated securities or structured products linked to FX or FX indices.

* Source: Triennial Central Bank Survey (BIS), December 2007

2

INVESTING IN FOREIGN EXCHANGE

The potential benefits of including FX in an investment portfolio

FX Investments can potentially provide diversification benefits to an investment portfolio. The requisite characteristic of any diversifying asset class is that it improves the risk-adjusted return of the entire portfolio by virtue of its inclusion. In order to improve the risk-adjusted return of a portfolio, a diversifying asset should, relative to the other assets in the portfolio, have a sufficient expected return, be relatively low in volatility and its performance should be relatively uncorrelated with other assets in the portfolio.

Volatility measures the amount that a given asset's price fluctuates over time. Correlation measures the extent to which assets move together. High correlation means they move closely together in the same direction, low correlation means their movements are not closely related and negative correlation means they tend to move in opposite directions.

Below is a table that shows the historical return and volatility of a simplified, hypothetical portfolio of stocks, bonds, cash and FX. For all of the tables and graphs contained herein, we use the S&P 500® Total Return Index as a proxy for stocks. As a proxy for bonds, we use the Barclays Capital US Aggregate Total Return Index. As a proxy for FX, we use the Barclays Capital Intelligent Carry Index™†*. As a proxy for commodities, we use the S&P GSCI® Total Return Index. Index returns measure returns over the relevant period using the change in the index level expressed as a percentage from the beginning of the relevant period to the end of the relevant period.

Annualized Return and Volatility, 2000-2010‡

	Return	Volatility§
FX	8.1%	6.1%
Stocks	-0.9%	21.8%
Bonds	6.3%	4.0%
Commodities	5.1%	25.8%

Source: Barclays Capital and Bloomberg

One can see in the example in the table to the left that most asset classes have provided positive returns over the past 10 years while stocks provided negative returns with relatively high observed volatility.

Index returns are for illustrative purposes only and do not represent actual investment performance. Index returns may not reflect any management fees, transaction costs, or expenses which would reduce your actual return. Indices are unmanaged and one cannot invest directly in an index.
Past performance is not indicative of future results.

† The strategy undelying the Barclays Capital Intelligent Carry Index™ is known as the "Carry Strategy" which, through an objective and systematic methodology, seeks to capture the returns that are potentially available from a strategy of investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies (sometimes referred to as the "carry trade").

* Index returns prior to Oct-2006 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index.

‡ Annualized 10-year data from January 1, 2000 to January 1, 2010. FX: Barclays Capital Intelligent Carry Index™; Stocks: S&P 500® Total Return Index; Bonds: Barclays Capital US Aggregate Total Return Index; Commodities: S&P GSCI™ Total Return Index.

§ Annualized volatility computed by taking the standard deviation of daily log returns, multiplied by an annualization factor.

3

One can see in the table below that the Barclays Capital Intelligent Carry IndexTM has historically been relatively uncorrelated with other asset classes. Perfect correlation would be expressed as 100%. Completely negative correlation would be expressed as -100%. All numbers in between denote various levels of positive correlation (positive percentages) or negative correlation (negative percentages). Low to negative correlation may help improve a portfolio’s risk-adjusted returns.

Correlation Between Asset Classes, 2000-2010**

FX Stocks Bonds Commodities

FX 100%

Stocks 8% 100%

Bonds -3% -23% 100%

Commodities 7% 17% -8% 100%

Source: Barclays Capital and Bloomberg

Historical results are not indicative of future performance.

** Annualized 10-year data from January 1, 2000 to January 1, 2010. Correlations computed from daily log returns.

†† Index returns prior to Oct-2006 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index.

4

INVESTING IN FOREIGN EXCHANGE

Four FX trading/investing strategies

Generally speaking, in addition to fundamental strategies, there are four basic FX trading/investing strategies that are generally utilized in order to generate returns through exposure to the FX markets.

Carry strategies, which seek to capitalize on the historical benefits of going long high-yielding currencies and short low-yielding currencies. The Barclays Capital Intelligent Carry Index™ is one example of an index that is based on a carry strategy.

Barclays Capital Intelligent Carry Index™, 2000-2010


Barclays Capital Intelligent Carry Index™
1M Money Market Rate[1]
Indexed Price (%)
300
250
200
150
100
50
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Source: Barclays Capital and Bloomberg

Index returns prior to Oct-2006 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index. Past performance is not indicative of future results.

Value strategies, which seek to capitalize on fundamental over- and under-valuation of currencies based on long term exchange rate equilibrium such as the Purchasing Power Parity model.

Barclays Capital Value Convergence Index™, 2000-2010


Barclays Capital Value Convergence Index™
1M Money Market Rate[1]
Indexed Price (%)
300
250
200
150
100
50
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Source: Barclays Capital and Bloomberg

Index returns prior to Jan-2009 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index. Past performance is not indicative of future results.

[1] One Month LIBOR, the US dollar interbank lending rate.

5

Volatility strategies, which seek to capitalize on certain systematic mis-pricings in FX options markets. The Barclays Capital FX Volatility Indices™ – such as the Tactical sBeta Vol – are examples of indices that employ volatility strategies.

Barclays Capital Tactical sBetaVol Index™, 2000-2010



Barclays Capital Tactical sBetaVol Index™
1M Money Market Rate[1]
Indexed Price (%)
300
250
200
150
100
50
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Source: Barclays Capital and Bloomberg

Index returns prior to Apr-2008 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index. Past performance is not indicative of future results.

Momentum strategies, which seek to capitalize on certain trending tendencies in currency movements.

Barclays Capital Adaptive FX Trend Index™, 2000-2010



Barclays Capital Adaptive FX Trend Index™
1M Money Market Rate[1]
Indexed Price (%)
300
250
200
150
100
50
Jan-00
Jan-02
Jan-04
Jan-06
Jan-08
Jan-10
Source: Barclays Capital and Bloomberg

Index returns prior to Sept-2008 are hypothetical and are an illustration of how the index would have performed based on current methodology. This data does not reflect actual performance of the index. Past performance is not indicative of future results.

[1] One Month LIBOR, the US dollar interbank lending rate.

6

INVESTING IN FOREIGN EXCHANGE

Certain Risk Considerations

You should carefully consider, among many things, the “Risk Factors” section in the applicable offering document.

Market Risk & Price Volatility:

The market value of a Structured Investment may be affected by the volatility of the reference asset, the level, value or price of the reference asset at the time of the sale, changes in interest rates, the supply and demand of the Structured Investment and a number of other factors. Movements in the level, value or price of the reference assets or their respective components are unpredictable and volatile, and are influenced by complex and interrelated political, economic, financial, regulatory, geographic, judicial and other factors. As the Structured Investments are linked to reference assets that may be unpredictable and volatile, we cannot guarantee that these changes will be beneficial to you, and therefore you may receive less than the amount you initially invested in the Structured Investments, may not receive any additional amount on the Structured Investments or may experience other losses in connection with your investment in the Structured Investments.

We expect that the market value of the Structured Investments will be affected by changes in interest rates. Interest rates also may affect the economy and, in turn, the value of the reference assets, which would affect the market value of the Structured Investments.

Investors should be willing to hold the Structured Investment until maturity. If the investor sells the Structured Investment before maturity, the investor may have to do so at a substantial discount from the issue price, and as a result, the investor may suffer substantial losses. The price, if any, at which the investor will be able to sell the Structured Investment prior to maturity may be substantially less than the amount originally invested in the Structured Investment, depending upon, the level, value or price of the reference asset at the time of the sale.

Credit of the Issuer:

The Structured Investments are senior unsecured obligations of the issuer, Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, to satisfy its obligations as they come due. As a result, the value of the Structured Investments may be affected by changes in the perceived or actual creditworthiness of Barclays Bank PLC or Barclays Bank Delaware, as the case may be, and, in the event Barclays Bank PLC or Barclays Bank Delaware, as the case may be, were to default on its obligations, you may not receive the amounts owed to you under the terms of the Structured Investments.

7

Liquidity:

There may be little or no secondary market for the Structured Investments. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time, and there may not be a trading market in this product. If the investor sells the Structured Investments prior to maturity, the investor may have to sell them at a substantial loss. The investor should be willing to hold the Structured Investments to maturity.

Potential Conflicts of Interests:

In the case of the Barclays Capital FX Linked Index Structured Investments, Barclays Capital, a division of Barclays Bank PLC, is the index sponsor. The index sponsor is responsible for the composition, calculation and maintenance of the Index and has the discretion in a number of circumstances to make judgments in connection with the composition, calculation and maintenance of the Index. The exercise of this discretion may present the index sponsor with significant conflicts of interest in light of the fact that Barclays Bank PLC or Barclays Bank Delaware, as the case may be, is the issuer of the Structured Investments. The index sponsor has no obligation to take the needs of any buyer, seller or holder of the Structured Investments into consideration at any time.

In addition, Barclays Bank PLC and its affiliates play a variety of roles in connection with the issuance of the Structured Investments, including hedging its obligations under the Structured Investments. In performing these duties, the economic interests of Barclays Bank PLC and its affiliates are potentially adverse to your interests as an investor in the Structured Investments.

Sales Through Barclays Wealth:

Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Structured Investments to certain of its clients. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC or Barclays Bank Delaware, as the case may be, in connection with the distribution of the Structured Investments to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is acting solely as agent for Barclays Bank PLC or Barclays Bank Delaware, as the case may be. If you are considering whether to invest in the Structured Investments through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

8

INVESTING IN FOREIGN EXCHANGE

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Structured Investments Prior to Maturity:

The original issue price of the Structured Investments includes the agent’s commission and the cost of hedging our obligations under the Structured Investments through one or more of our affiliates. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. will be willing to purchase Structured Investments from you in secondary market transactions may be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.

Historical Results:

The historical or hypothetical performance of the reference asset should not be taken as an indication of the future performance of the reference asset. Past fluctuations and trends in the reference assets are not necessarily indicative of fluctuations or trends that may occur in the future.

Consider the Merits of an Investment:

In connection with any purchase of a Structured Investment, we urge you to consult your own financial, tax and legal advisors as to the risks involved in an investment in the securities and to investigate the reference asset and not rely on our views in any respect. You should make a complete investigation as to the merits of an investment in a Structured Investment.

Additional Risks Relating to Structured Investments with Reference Assets that are Currencies, an Index Containing Currencies, or Other Interests Based in Part on Currencies

The price relationship between two different currencies (e.g., the US dollar and the Indian rupee) may be highly volatile and vary based on a number of interrelated factors, including the supply of and demand for each currency, political, economic, legal, financial, accounting and tax matters and other actions that we cannot control. These factors may adversely affect the performance of the reference assets or their components and, as a result, the market value of the Structured Investments and the amount the investor would receive at maturity.

A special risk in purchasing Structured Investments relating to one or more foreign currencies is that their liquidity, their value and the amount of principal, interest or other amounts payable on the Structured Investments could be affected by the actions of sovereign governments which could change or interfere with currency valuation and the movement of currencies across borders. There will be no adjustment or change in the terms of those Structured Investments in the event that currency exchange rates should become fixed, in the event of any devaluation, revaluation or imposition of exchange or other regulatory controls or taxes, in the event of the issuance of a replacement currency, or in the event of any other development affecting the relevant currencies.

9

Earn Success with Barclays Capital

Barclays Capital’s Investor Solutions team is dedicated to providing a suite of tailored and innovative solutions to a wide range of financial professionals. We provide opportunities for returns that benefit and make sense for our clients. We deliver practical solutions, including:

All Asset Classes and Structures Under One RoofSM.

Packaging even the most complex ideas into simple and efficient publicly registered products.

Commitment to our clients: client service is the foundation for our success.

10

Additional Information

The following legend shall be applicable solely to the use of this presentation in connection with an SEC-registered offering of a security:

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

The following disclaimer shall be applicable to the use of this presentation other than in connection with an SEC-registered offering of any securities:

This presentation has been prepared by Barclays Capital, the investment banking division of Barclays Bank PLC (“Barclays”), for informational purposes only and without regard to the particular needs of any specific recipient. All information is indicative only and may be amended, superseded or replaced by subsequent summaries and should not be considered as any advice whatsoever, including without limitation, legal, business, tax or other advice by Barclays. The final terms and conditions of any transaction will be set out in full in the binding transaction document(s).

This presentation shall not constitute an underwriting commitment, an offer of financing, an offer to sell, or the solicitation of an offer to buy any securities, financial products or investments (collectively, the “Products”), which shall be subject to Barclays’ internal approvals. Any offer of sale of any Product may only be made pursuant to final offering documentation and binding transaction documents and is subject to the detailed provisions, including risk considerations, contained therein. No transaction or service related thereto is contemplated without Barclays’ subsequent formal agreement. Barclays is acting solely as principal and not as advisor or fiduciary and is not providing any investment advice or recommendations of any kind. Accordingly, you must independently determine, with your own advisors, the appropriateness for you of any Product. Neither Barclays nor any affiliate assumes any fiduciary responsibility or accepts any related liability for any consequences, including consequential losses, arising from the use of this document or reliance on the information contained herein. Barclays does not guarantee the accuracy or completeness of, and provides no assurances with respect to, information which is contained in this document and which is stated to have been obtained from or is based upon trade and statistical services or other third party sources.

Products of the type described in this presentation may involve a high degree of risk and the value of such Products may be highly volatile. Such risks include, without limitation, risk of adverse or unanticipated market developments, risk of counterparty or issuer default, risk of adverse events involving any underlying reference obligation or entity and risk of illiquidity. Prior to transacting, you should ensure that you fully understand (either on your own or through the use of independent expert advisors) the terms of the transaction and any legal, tax and accounting considerations applicable to you.

Barclays and its affiliates do not provide tax advice and nothing contained in the materials available on this page should be construed to be tax advice. Please be advised that any discussion of US tax matters contained in such materials (i) is not intended or written to be used and cannot be used by you for the purpose of avoiding US tax-related penalties and (ii) is written to support the promotion or marketing of the transactions, the Products, or other matters addressed herein. Accordingly you should seek advice based on your particular circumstances from an independent tax advisor.

The indices referenced in this document that are not in any way affiliated with the Barclays Group and the owners of those indices and their affiliates take no responsibility for any of the content within this document. This document is not sponsored, endorsed, or promoted by any of these entities or their affiliates and none of these entities make any representation or warranty, express or implied, to any member of the public regarding the accuracy of the information cited in this document.

THESE MATERIALS DO NOT DISCLOSE ALL THE RISKS AND OTHER SIGNIFICANT ISSUES RELATED TO THE PRODUCTS. PRIOR TO TRANSACTING, POTENTIAL INVESTORS SHOULD ENSURE THAT THEY FULLY UNDERSTAND THE TERMS OF THE PRODUCT AND ANY APPLICABLE RISKS.

© 2011, Barclays Bank PLC. All rights reserved.

CSNY323880_Barcap

CONTACTS

For more information please contact us at: Phone: +1 212 528 7198 Email: Solutions@ barcap.com or visit us at Barx-is.com